EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Trecora Resources

We consent to the incorporation by reference in the registration statement on Form S-8 of Trecora Resources of our reports dated March 12, 2018, with respect to the consolidated balance sheets of Trecora Resources and Subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the effectiveness of internal control over financial reporting as of December 31, 2017, which appear in the December 31, 2017 annual report on Form 10‑K of Trecora Resources.

/s/ BKM Sowan Horan, LLP

Addison, Texas
August 29, 2018